EXHIBIT 21
FIRST FINANCIAL BANCORP. SUBSIDIARIES
First Financial Bank, National Association, organized as a national banking association under the laws of the United States
First Financial Capital Advisors, LLC, organized as a limited liability company under the laws of the state of Ohio
First Financial (OH) Statutory Trust II, created under the laws of the state of Delaware
FFBC Capco Inc., incorporated in the state of Indiana
MXG, Inc., incorporated in the state of Ohio